Exhibit 99.1

EQONEX LIMITED

(the “Company”)

(Incorporated in the Republic of Singapore)

(Company Registration Number 201932954C)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 21, 2022

To All Shareholders:

NOTICE is hereby given that an Extraordinary General Meeting of the members of the Company will be held virtually at www.virtualshareholdermeeting.com/EQOS2022SM (the “VSM Platform”) on September 21, 2022 at 8 p.m., Singapore time (i.e., 8 a.m. Eastern Time) for the following purposes:

As an Ordinary Resolution

1.      APPOINTMENT OF REPLACEMENT AUDITOR

On 14 July 2022, Messrs UHY Lee Seng Chan & Co. gave notice under section 205AB(1) of the Singapore Companies Act of its resignation as the Company’s Auditor. The resignation of Messrs UHY Lee Seng Chan & Co. as Auditor of the Company is hereby noted. A copy of their letter of resignation is attached hereto and marked as “Exhibit A”. In accordance with Section 205AF(1) of the Singapore Companies Act, the Directors of the Company have called this Extraordinary General Meeting for the purpose of appointing an auditor in place of the auditor who has resigned.

RESOLVED THAT, subject to the consent from Accounting and Corporate Regulatory Authority (“ACRA”) to the resignation of Messrs UHY Lee Seng Chan & Co. as Auditor of the Company, approval be and is hereby given for the appointment of Messrs Prime Accountants LLP, Chartered Accountants of Singapore as Auditor of the Company, in place of Messrs UHY Lee Seng Chan & Co for the financial year ended March 31, 2022, with effect from the date of approval of this resolution by shareholders of the Company or the date of consent from ACRA or any date fixed by ACRA, whichever is the later, and to hold office until the conclusion of the next annual general meeting of the Company at a remuneration and on such terms to be agreed between the Directors of the Company and Messrs Prime Accountants LLP, Chartered Accountants of Singapore.

By order of the Board of Directors,

/s/ Yoon Chi Won

YOON CHI WON

Director

Dated: August 24, 2022

Notes

Eligibility to vote at the Extraordinary General Meeting; Receipt of Notice. The Board has fixed the close of business (Eastern Time) on August 18, 2022 as the record date (the “Record Date”) for determining those beneficial shareholders of the Company who will be entitled to vote at the Extraordinary General Meeting and receive a copy of this Notice. All shareholders of record as of the Record Date (each, a “Member”) will be entitled to vote at the Extraordinary General Meeting and receive a copy of this Notice.

Quorum. Pursuant to Regulation 69 of the Constitution, given the Company has two (2) or more Members, the quorum required for the Extraordinary General Meeting shall consist of at least two (2) Members present in person or by proxy or by attorney, representing in aggregate not less than one-third of the total voting rights of all Members having the right to vote at the Extraordinary General Meeting. Accordingly, it is important that your Shares be represented at the Extraordinary General Meeting.

Proxies. Shareholders of Record: Each shareholder of record (i.e., a Member) entitled to attend and vote at the Extraordinary General Meeting may appoint the Chairman of the Extraordinary General Meeting as his/her proxy to attend, speak and vote on his or her behalf. The Chairman of the Extraordinary General Meeting acting in his/her capacity as a proxy need not be a shareholder of record. Whether or not you plan to attend the Extraordinary General Meeting, please follow the instructions on the enclosed proxy card to either (i) vote by internet, (ii) vote by phone, or (iii) vote by mail no later than 8.00pm (Singapore time) / 8.00am (Eastern Time) on September 18, 2022 (or within such other time as may be required by the Companies Act) (the “Cut-Off Time”). You may revoke your proxy at any time prior to the time it is voted by providing appropriate written notice to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 before the Cut-Off Time.

Beneficial Shareholders: In order for your vote to be counted at the Extraordinary General Meeting, you must have been a shareholder of record as at, and with effect from, the Record Date. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your shares should be voted. You must cast your votes no later than the Cut-Off Time (or within such other period prior to the Extraordinary General Meeting as may be specified by the Depository Trust Company’s (the “DTC”), or DTC participants’ procedures). If you would like to revoke your proxy, please contact the broker, bank, nominee or other institution which holds your Company Shares to determine how to change or revoke your voting instructions.

This Notice is being published for the benefit of all holders of the Company’s shares, is being posted on the Company’s website, and will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K.

Personal data privacy. By submitting an instrument appointing the Chairman of the Extraordinary General Meeting as proxy to attend and vote at the Extraordinary General Meeting and/or any adjournment thereof, each Member consents to the collection, use and disclosure of such Member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of the appointment of the Chairman of the Extraordinary General Meeting as proxy for the Extraordinary General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines.

Important Reminder. Due to the constantly evolving COVID-19 situation worldwide and in Singapore, the Company may be required to change its arrangements for the Extraordinary General Meeting at short notice. Shareholders should check the Company’s website at https://group.eqonex.com/ for the latest updates on the status of the Extraordinary General Meeting.

6001 Beach Road, #14-01Golden Mile Tower, Singapore 199589

Registration No. 567PF0163B

Tel +65 6395 5100 I Fax +65 6298 6263

www.uhylsc.com.sg

Our ref: AU/MISC/YT/LSC/yt

14 July 2022

The Board of Directors

Eqonex Limited (f.k.a Diginex Limited)

140 Robinson Road

#18-01 Tahir Building

Singapore 068907

Dear Sirs

RESIGNATION AS AUDITORS

We refer to our email correspondences with Mr Paul Ewing, Chief Operating Officer of Eqonex Group between 11 April and 7 July 2022.

We hereby tender our resignation as auditors of your company and accordingly we withdraw our consent to act in this capacity.

We thank you for the courtesy extended to us over the past years and wish the Company continued success in all its endeavours.

Yours faithfully,

A member of UHY International, a network of independent accounting and consulting firms.

The UHY network is a member of the Forum of Firms.